ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34673
August 3, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Convocation of the 42nd Ordinary General Meeting of Shareholders dated May 31, 2007;

2. Notice of Resolutions of the 42nd Ordinary General Meeting of Shareholders dated June 22, 2007;

3. Press release dated June 22, 2007 and entitled "Notice Concerning Allocation of Stock Options (Stock Acquisition Rights)";

4. Press release dated June 25, 2007 and entitled "Items concerning Parent Companies";

5. Written Confirmation Regarding the Appropriateness and Accuracy of an Annual Securities Report dated June 25, 2007;

6. Outline of Corporate Structure and Procedures with regards to Timely Disclosure (Document attached to Written Oath Regarding Timely Disclosure) dated June 25, 2007; and

dlw 8/7

7. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

File No. 82-34673

[Summary Translation]

Code Number: 4307

May 31, 2007

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Japan

Akihisa Fujinuma
President, CEO & COO

Notice of Convocation of the 42nd Ordinary General Meeting of Shareholders

This is to inform you that the Company's 42nd Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend, you may cast a vote in either manner set forth below. After examining the attached reference materials, please indicate your votes by no later than 5 p.m., Thursday, June 21, 2007.

[Exercise of voting rights in writing]

Please indicate your votes by filling out the enclosed voting form, and return the form so that it reaches us by the time and date mentioned above.

[Exercise of voting rights via Internet]

Please indicate your votes by accessing to the Internet site for the exercise of voting rights (**http://www.evote.jp/**) by the time and date mentioned above. Further, in the event you intend to exercise your voting rights via Internet site for such purpose, please refer to the section entitled "Procedures for Exercise of Voting Rights via Internet".

Particulars

(1) Date: 10:00 a.m., Friday, June 22, 2007

(2) Place: Main conference room of the Company
Fukagawa Gatharia Tower N, 1st Floor 5-15,
Kiba 1-chomeKoto-ku, Tokyo
Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of the content of business report and consolidated and non-consolidated financial statements for fiscal year 2006 from April 1, 2006 through March 31, 2007, and report on results of audit of consolidated financial statements by the accounting auditors and the Board of Corporate Auditors.

Matters to be resolved:

Agendum No. 1: Election of 11 Directors

Agendum No. 2: Election of 2 Corporate Auditors

(4) Matters Regarding Exercise of Voting Rights

1. If no vote is indicated on the returned voting form, such form will be counted as a favorable vote.

2. If multiple votes are cast in writing, the vote that reaches the Company later shall be effective.

3. If multiple votes are cast via the Internet, the last vote shall be effective.

4. If votes are exercised both in writing and via the Internet, the vote cast via the Internet shall be effective.

* * * * * * *

* If you attend this Meeting on the appointed date, please turn in the form for exercising voting rights enclosed herein to the receptionist at the place of the Meeting.
* In case any revision to the business report, consolidated financial report or reference material of the Ordinary General Meeting of Shareholders shall be made, it will be posted with the content of the revision on our website (http://www.nri.co.jp/ir/soukai.html).

[Summary Translation]

(Attachment)

Business Report

April 1, 2006 through March 31, 2007

I. State of the Operations of the Group (the Company and its subsidiaries)

1. Results of Operations

General economic conditions in Japan and the results of operations of the Group by operations for the year are mentioned.

Significant trends included:

- Total sales increased by 12.9% to 322,531 million yen.
- Operating profit increased by 20.4% to 43,897 million yen.
- Current profit increased by 20.5% to 46,099 million yen.
- Net profit increased by 20.0% to 27,019 million yen.

2. Matters to Be Dealt with

Matters to be dealt with by the Group are mentioned.

3. Change in Assets and Income (Consolidated) (in millions of yen, except for per share data)

Fiscal Year	2002 (38th)	2003 (39th)	2004 (40th)	2005 (41st)	2006 (42nd)
Sales	232,743	238,067	252,963	285,585	322,531
Operating Profit	27,164	28,022	30,159	36,469	43,897
Current Profit	27,627	29,293	30,987	38,252	46,099
Net Profit	15,459	18,269	16,303	22,518	27,019
Net Profit per Share	337.26 yen	399.44 yen	362.30 yen	519.72 yen	664.77 yen
Total Assets	256,798	326,799	317,341	311,786	371,458
Net Assets	185,350	229,331	231,766	209,301	216,232

II. Outline of the Group (the Company and its subsidiaries) (As of March 31, 2007)

1. Major Businesses

Descriptions of the Consulting Services and the Information Technology Solution Services are provided.

2. Related Companies

State of major subsidiaries, affiliates and other related companies are mentioned.

3 Status of Employees

The number and change in the number of employees of the Group (the Company and its subsidiaries) by categories of services and as a whole, and the number, change in the number, average age and average employment term of employees of the Company are mentioned.

4. Principal Offices

Locations of the Group's principal offices are mentioned.

5. Principal Creditors

Not applicable.

III. State of the Company

1. Corporate Governance, etc.

The corporate governance system of the Company, status of directors and accounting auditors, the details of directors' and auditors' compensation and matters regarding outside executives and accounting auditors are mentioned.

2. Status of Shares

Numbers of authorized share capital, issued and outstanding shares and shareholders of the Company, names of major shareholders and numbers of shares held by them and other information relating to shares are mentioned.

3. Status of Stock Acquisition Rights

Details relating to stock acquisition rights are mentioned.

4. Dividends of Surplus

The details of dividends of surplus are mentioned.

5. Internal Control System Policy

The details regarding the construction of an internal control system are mentioned.

CONSOLIDATED BALANCE SHEET

	Previous Period (As of March 31, 2006)	Current Period (As of March 31, 2007)
	(Millions of yen)	
Assets		
Current assets:		
Cash and deposits	26,004	20,941
Accounts receivable	44,627	51,555
Accrued income from development projects	12,271	17,147
Securities	44,438	112,535
Goods	1,191	294
Material in process	45	--
Prepaid expenses	1,051	1,198
Deferred tax assets	7,655	8,409
Others	552	575
Allowance for doubtful receivables	-60	-74
Total current assets	137,779	212,584
Fixed assets:		
Tangible fixed assets:		
Buildings and structures	15,878	18,069
Machinery and equipment	5,761	8,322
Tools, furniture and fixtures	7,043	7,981
Land	11,281	11,292
Construction in progress	--	3,813
Total tangible fixed assets	39,964	49,478
Intangible fixed assets:		
Software	15,598	13,134
Software in progress	4,046	5,840
Telephone subscription rights	775	676
Total intangible fixed assets	20,420	19,651
Investment and others:		
Investment securities	97,683	65,875
Shares of related companies	3,821	2,873
Long-term loans	--	7,263
Long-term loans to employees	385	321
Long-term guarantee money paid	9,111	10,194
Deferred tax assets	1,614	572
Others	1,034	2,664
Allowance for doubtful receivables	-28	-22
Total investment and others	113,622	89,743
Total fixed assets	174,007	158,873
Total Assets	311,786	371,458

	Previous Period (As of March 31, 2006)	Current Period (As of March 31, 2007)
	(Millions of yen)	
Liabilities		
Current liabilities:		
Accounts payable	29,453	33,201
Current portion of long-term borrowings	240	--
Accrued accounts	1,322	7,175
Accrued expenses	5,382	8,295
Accrued income taxes	13,002	12,839
Accrued consumption taxes	1,353	1,774
Advance receipts	3,582	3,680
Allowance for employees' bonuses	9,565	12,287
Others	1,000	1,484
Total current liabilities	64,902	80,739
Fixed liabilities:		
Bonds with stock acquisition rights	--	50,000
Deferred tax liabilities	14,267	1,133
Accrued severance and retirement benefits	23,314	23,352
Deposits received for guarantees	0	--
Total fixed liabilities	37,582	74,486
Total Liabilities	102,485	155,225
Shareholders' Equity		
Common stock	18,600	--
Capital surplus	14,800	--
Earned surplus	186,670	--
Unrealized gains on securities	37,369	--
Equity adjustment from foreign currency translation	-5	--
Treasury stock	-48,133	--
Total Shareholders' Equity	209,301	--
Net Assets		
Shareholders' equity:		
Common stock	--	18,600
Capital surplus	--	14,800
Earned surplus	--	206,990
Treasury stock	--	-47,157
Total shareholders' equity	--	193,232

Valuation and translation adjustment, etc.:		
Unrealized gains on securities	--	22,193
Equity adjustment from foreign currency translation	--	499
Total valuation and translation adjustment, etc.	--	22,692
Stock acquisition rights:	--	307
Total Net Assets	--	216,232
Total Liabilities and Net Assets (Total Liabilities and Shareholders' Equity)	311,786	371,458

CONSOLIDATED STATEMENT OF INCOME

	Previous Period (From April 1, 2005 to March 31, 2006)	Current Period (From April 1, 2006 to March 31, 2007)
	(Millions of yen)	
Sales	285,585	322,531
Cost of sales	213,706	234,578
Gross profit	71,878	87,953
Selling, general and administrative expenses	35,409	44,055
Operating profit	**36,469**	**43,897**
Non-operating revenues:		
Interest income	403	658
Dividend income	540	1,018
Investment association revenues	259	19
Equity method investment gain	562	511
Other non-operating revenues	177	211
Total non-operating revenues	1,943	2,419
Non-operating expenses:		
Interest expenses	6	1
Investment association expenses	53	141
Expenses for issuance of bonds	--	60
Expenses for tender offer of own shares	82	--
Other non-operating expenses	17	14
Total non-operating expenses	160	216
Current profit	**38,252**	46,099
Extraordinary gain:		
Gain on disposal of investment securities	724	2,081
Total extraordinary gain	724	2,081
Extraordinary loss:		
Loss on disposal of fixed assets	145	--
Loss on disposal of investment securities	97	--
Appraisal loss on investment securities	1,198	7
Office consolidation and relocation expenses	--	1,429
Total extraordinary loss	1,441	1,436
Net profit before adjustment of tax, etc.	**37,535**	**46,744**
Income tax, inhabitants tax and business tax	19,368	22,148
Adjustment of income taxes, etc.	-4,351	-2,423
Net profit for the current period	**22,518**	**27,019**

(Note) The Consolidated Statement of Income for the previous period has been sited in the report of the 41st Ordinary General Meeting of Shareholders held on June 23, 2006.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the current fiscal year (from April 1, 2006 through March 31, 2007)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total
Balance as of March 31, 2006	18,600	14,800	186,670	-48,133	171,937
Changes during the fiscal year					
Dividends of surplus (Note)			-3,655		-3,655
Dividends of surplus			-2,844		-2,844
Net profit for the period			27,019		27,019
Acquisition of treasury stock				-3	-3
Disposal of treasury stock			-198	979	780
Changes in items other than shareholders' equity during the fiscal year (net)					
Total changes during the fiscal year	--	--	20,320	975	21,295
Balance as of March 31, 2007	18,600	14,800	206,990	-47,157	193,232

(Millions of yen)

	Valuation and translation adjustment, etc.			Stock acquisition rights	Total net assets
	Unrealized gains on securities	Equity adjustment from foreign currency translation	Total valuation and translation adjustment, etc.		
Balance as of March 31, 2006	37,369	-5	37,364	--	209,301
Changes during the fiscal year					
Dividends of surplus (Note)					-3,655
Dividends of surplus					-2,844
Net profit for the period					27,019
Acquisition of treasury stock					-3
Disposal of treasury stock					780
Changes in items other than shareholders' equity during the fiscal year (net)	-15,175	504	-14,671	307	-14,363
Total changes during the fiscal year	-15,175	504	-14,671	307	6,931
Balance as of March 31, 2007	22,193	499	22,692	307	216,232

(Note) Appropriation of profit approved at the 41st Ordinary General Shareholders' Meeting held on June 23, 2006.

BALANCE SHEET

	Previous Period (As of March 31, 2006)	Current Period (As of March 31, 2007)
	(Millions of yen)	
Assets		
Current assets:		
Cash and deposits	14,910	9,505
Accounts receivable	41,058	49,952
Accrued income from development projects	11,814	16,751
Securities	44,438	112,535
Goods	1,232	287
Material in process	52	--
Prepaid expenses	552	1,029
Deferred tax assets	6,491	7,831
Others	650	236
Allowance for doubtful receivables	-52	-66
Total current assets	121,149	198,063
Fixed assets:		
Tangible fixed assets:		
Buildings	9,400	16,850
Structures	258	305
Machinery and equipment	3,542	8,337
Tools, furniture and fixtures	5,157	7,018
Land	7,255	9,486
Construction in progress	--	3,813
Total tangible fixed assets	25,614	45,812
Intangible fixed assets:		
Software	14,734	13,338
Software in progress	3,867	5,880
Telephone subscription rights	362	551
Total intangible fixed assets	18,965	19,770
Investment and others:		
Investment securities	97,253	65,611
Shares of related companies	10,546	8,763
Long-term loans	--	7,263
Long-term loans to employees	362	320
Long-term guarantee money paid	9,644	10,434
Others	661	2,645
Allowance for doubtful receivables	-28	-22
Total investment and others	118,440	95,017
Total fixed assets	163,020	160,601
Total Assets	284,169	358,665

	Previous Period (As of March 31, 2006)	Current Period (As of March 31, 2007)
	(Millions of yen)	
Liabilities		
Current liabilities:		
Accounts payable	30,593	33,941
Accrued accounts	1,149	7,148
Accrued expenses	3,303	7,259
Accrued income taxes	9,630	11,725
Accrued consumption taxes	949	1,630
Advance receipts	2,933	3,644
Deposits received from subsidiaries	22,397	6,810
Allowance for employees' bonuses	7,600	11,100
Others	853	1,427
Total current liabilities	79,410	84,688
Fixed liabilities:		
Bonds with stock acquisition rights	--	50,000
Deferred tax liabilities	14,166	404
Accrued severance and retirement benefits	21,034	22,971
Deposits received for guarantees	853	792
Total fixed liabilities	36,055	74,167
Total Liabilities	115,466	158,856
Shareholders' Equity		
Common stock	18,600	--
Capital surplus	14,800	--
Earned surplus	146,067	--
Unrealized gains on securities	37,369	--
Treasury stock	-48,133	--
Total Shareholders' Equity	168,703	--
Net Assets		
Shareholders' equity:		
Common stock	--	18,600
Capital surplus	--	14,800
Capital reserve	--	14,800
Earned surplus	--	191,065
Earned reserve	--	570
Other earned surplus	--	190,495
Reserve for programs	--	4,431
Reserve for special depreciation	--	33
Reserve for advanced depreciation of fixed assets	--	73
Contingent reserve	--	127,070
Earned surplus carried over	--	58,886
Treasury stock	--	-47,157
Total shareholders' equity	--	177,308

Valuation and translation adjustment, etc.:		
Unrealized gains on securities	--	22,193
Total valuation and translation adjustment, etc.	--	22,193
Stock acquisition rights:	--	307
Total Net Assets	--	199,809
Total Liabilities and Net Assets (Total Liabilities and Shareholders' Equity)	284,169	358,665

STATEMENT OF INCOME

	Previous Period (From April 1, 2005 to March 31, 2006)	Current Period (From April 1, 2006 to March 31, 2007)
	(Millions of yen)	
Sales	258,904	310,280
Cost of sales	204,283	227,907
Gross profit	54,621	82,373
Selling, general and administrative expenses	31,007	42,525
Operating profit	**23,613**	**39,847**
Non-operating revenues:		
Interest income	12	28
Securities interest	110	227
Dividend income	564	1,051
Investment association revenues	171	18
Other non-operating revenues	187	215
Total non-operating revenues	1,047	1,542
Non-operating expenses:		
Interest expenses	23	21
Investment association expenses	51	100
Expenses for issuance of bonds	--	60
Expenses for tender offer of own shares	82	--
Other non-operating expenses	9	4
Total non-operating expenses	166	187
Current profit	**24,493**	**41,202**
Extraordinary gain:		
Gain on disposal of investment securities	724	2,081
Gain on disposal of affiliate company shares	--	1,059
Gain on reversal of allowance for doubtful receivables	0	--
Gain on extinguishment of tie-in shares	--	25,927
Total extraordinary gain	724	29,067
Extraordinary loss:		
Appraisal loss on investment securities	1,198	7
Loss on disposal of affiliate company shares	--	54
Appraisal loss on disposal of affiliate company shares	--	149
Office consolidation and relocation expenses	--	1,429
Total extraordinary loss	1,198	1,640
Net profit before tax, etc.	**24,019**	**68,630**
Income taxes, inhabitants tax and business tax	13,958	20,140
Adjustment of income taxes, etc.	-4,027	-3,207
Net profit for the current period	**14,088**	**51,697**

(Note) The Statement of Income of the previous year has already been sited on the report of the 41st Ordinary General Meeting of Shareholders held on June 23, 2006.

STATEMENT OF CHANGES IN NET ASSETS

For the current fiscal year (from April 1, 2006 through March 31, 2007)

(Millions of yen)

	Shareholders' equity									
		Capital surplus		Earned surplus						
					Other earned surplus					
	Common stock	Capital reserve	Total capital surplus	Earned reserve	Reserve for programs	Reserve for special depreciation	Reserve for advanced depreciation of fixed assets	Contingent reserve	Earned surplus carried over	Total earned surplus
Balance as of March 31, 2006	18,600	14,800	14,800	570	7,393	176	--	120,070	17,856	146,067
Changes during the fiscal year										
Liquidation of reserve for programs (Note)					-1,349				1,349	--
Liquidation of reserve for programs					-1,613				1,613	--
Liquidation of reserve for special depreciation (Note)						-71			71	--
Liquidation of reserve for special depreciation						-71			71	--
Reserve for advanced depreciation of fixed assets							73		-73	--
Contingent reserve (Note)								7,000	-7,000	--
Dividends of surplus (Note)									-3,655	-3,655
Dividends of surplus									-2,844	-2,844
Net profit for the period									51,697	51,697
Acquisition of treasury stock										--

	Shareholders' equity									
		Capital surplus		Earned surplus						
					Other earned surplus					
	Common stock	Capital reserve	Total capital surplus	Earned reserve	Reserve for programs	Reserve for special depreciation	Reserve for advanced depreciation of fixed assets	Contingent reserve	Earned surplus carried over	Total earned surplus
Disposal of treasury stock									-198	-198
Changes in items other than shareholders' equity during the fiscal year (net)										
Total changes during the fiscal year	--	--	--	--	-2,962	-142	73	7,000	41,029	44,998
Balance as of March 31, 2007	18,600	14,800	14,800	570	4,431	33	73	127,070	58,886	191,065

(Millions of yen)

	Shareholders' equity		Valuation and translation adjustment, etc.		Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders' equity	Unrealized gains on securities	Equity adjustment from foreign currency translation		
Balance as of March 31, 2006	-48,133	131,334	37,369	37,369	--	168,703
Changes during the fiscal year						
Liquidation of reserve for programs (Note)		--				--
Liquidation of reserve for programs		--				--
Liquidation of reserve for special depreciation (Note)		--				--
Liquidation of reserve for special depreciation		--				--
Reserve for advanced depreciation of fixed assets		--				--
Contingent reserve (Note)		--				--
Dividends of surplus (Note)		-3,655				-3,655
Dividends of surplus		-2,844				-2,844
Net profit for the period		51,697				51,697
Acquisition of treasury stock	-3	-3				-3
Disposal of treasury stock	979	780				780
Changes in items other than shareholders' equity during the fiscal year (net)			-15,175	-15,175	307	-14,868
Total changes during the fiscal year	975	45,973	-15,175	-15,175	307	31,105
Balance as of March 31, 2007	-47,157	177,308	22,193	22,193	307	199,809

(Note) Appropriation of profit approved at the 41st Ordinary General Shareholders' Meeting held on June 23, 2006.

Audit Report of the Accounting Auditors on Consolidated Financial Statements

INDEPENDENT AUDITORS' AUDIT REPORT

To the Board of Directors of
Nomura Research Institute, Ltd.

May 10, 2007

Shin Nihon & Co.

Kouichi Ei (Seal)
Certified Public Accountant
Engagement Partner

Tomohiro Miyagawa (Seal)
Certified Public Accountant
Engagement Partner

Toshihiro Morishige (Seal)
Certified Public Accountant
Engagement Partner

We have audited, pursuant to the provisions of Paragraph 4 of Article 444 of the Corporation Act, the consolidated financial statements (the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and accompanying footnotes) of Nomura Research Institute, Ltd. (the "Company") for the fiscal year 2006 (42nd fiscal year) from April 1, 2006 to March 31, 2007. It is the responsibility of the management of the Company to prepare these consolidated financial statements, while our responsibility is to express our opinion on the consolidated financial statements from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted as fair and appropriate in Japan. Such auditing standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the consolidated financial statements by, among others, assessing the accounting principles

used and application thereof and significant estimates made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion.

We confirm that the consolidated financial statements mentioned above present fairly in all material respects, the financial position and the results of operations of the Group, which consists of the Company and its consolidated subsidiaries, for the relevant period of such consolidated financial statements, in accordance with corporate auditing standards generally accepted as fair and appropriate in Japan.

There are no special interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and either of our firm or the engagement partners.

We have continuously undertaken duties that can be, pursuant to the provisions of Paragraph 2 of Article 2 of the Certified Public Accountants Law, simultaneously conducted with audit certification for the Company.

Audit Report on Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Nomura Research Institute, Ltd.

May 10, 2007

Shin Nihon & Co.

Kouichi Ei (Seal)
Certified Public Accountant
Engagement Partner

Tomohiro Miyagawa (Seal)
Certified Public Accountant
Engagement Partner

Toshihiro Morishige (Seal)
Certified Public Accountant
Engagement Partner

We have audited, pursuant to the provisions of Item 1, Paragraph 2 of Article 436 of the Corporation Act, the financial statements (the balance sheet, statement of income, statement of changes in net assets and accompanying footnotes and supplementary statements thereto) of Nomura Research Institute, Ltd. (the "Company") for the fiscal year 2006 (42nd fiscal year) from April 1, 2006 to March 31, 2007. It is the responsibility of the management of the Company to prepare these financial statements and supplementary statements thereto, while our responsibility is to express our opinion on the financial statements and supplementary statements thereto from an independent standpoint.

We conducted the audit in accordance with auditing standards generally accepted as fair and appropriate in Japan. Such auditing standards require that we obtain reasonable assurance about whether the financial statements and supplemental statements thereto are free of material misstatement. The audit was conducted based on trial examination and included review of the overall presentation of the financial statements and supplemental statements thereto by, among others, assessing the accounting principles used and application thereof and significant estimates

made by the management of the Company. We believe that the audit provides a reasonable basis for our opinion.

We confirm that the financial statements and supplemental statements thereto mentioned above present fairly in all material respects, the financial position and the results of operations for the relevant period of such financial statements and supplemental statements thereto, in accordance with corporate auditing standards generally accepted as fair and appropriate in Japan.

Supplemental Information

The Company has applied, as set forth under changes in accounting policy in the accompanying footnotes, "Accounting Standard for Business Combinations" (issued on October 31, 2003), "Accounting Standard for Business Divestitures" (Accounting Standards Board of Japan (ASBJ) Statement No.7, issued on December 27, 2005) and "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (ASBJ Guidance No. 10, issued on December 27, 2005) from this fiscal year.

There are no special interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and either of our firm or the engagement partners.

We have continuously undertaken duties that can be, pursuant to the provisions of Paragraph 2 of Article 2 of the Certified Public Accountants Law, simultaneously conducted with audit certification for the Company.

Audit Report of the Board of Corporate Auditors

AUDIT REPORT

We as the Board of Corporate Auditors have prepared this Audit Report after deliberation, based on the audit report prepared by each Corporate Auditor concerning the execution of duties of the Directors during the fiscal year 2006 (42nd fiscal year) from April 1, 2006 to March 31, 2007, and hereby report as follows:

1. Audit Methods and Content of the Audit Conducted by the Corporate Auditors and the Board of Corporate Auditors

   The Board of Corporate Auditors has established audit policies and assignment of duties, etc., received reports on business from Directors and accounting auditors, as well as receiving reports on the status of implementation of audit from each Corporate Auditor, and requested explanations when necessary.

   Each Corporate Auditor has, in accordance with the audit standards established by the Board of Corporate Auditors and pursuant to the audit policies and assignment of duties, etc., prescribed by the Board of Corporate Auditors, communicated with the Board Directors, executive officers, Internal Audit Department, other employees, etc. to collect information and improve the audit environment, regularly attended meetings of the Board of Directors and other important meetings, received reports, and requested explanation when necessary, on business from the Directors, executive officers, and other employees, inspected important documents including those showing approval of executives and investigated the status of the Company's business and financial position at its head office and principal offices. In addition, we have observed and examined the content of a resolution of the Board of Directors concerning improvement of mechanisms to ensure compliance, including mechanisms to ensure that the execution of duties of the directors is in compliance with Japanese laws and regulations and the Articles of Incorporation of the Company, as set forth in Paragraphs 1 and 3 of Article 100 of the Enforcement Regulation of the Corporation Act, and the state of the mechanisms (internal control system) established based on such resolution. As to the subsidiaries, we have communicated and shared information with the directors and corporate auditors, etc. of the subsidiaries and received reports on business from the subsidiaries when necessary. In accordance with the methods mentioned above, we have examined the business report and the supplementary statements thereto for the relevant fiscal year.

Moreover, we have observed and examined whether the accounting auditors are maintaining an independent position and are conducting a fair audit, and received reports on business from the accounting auditors and requested explanations when necessary. In addition, we have received a notice from the accounting auditors that they are improving "mechanisms to ensure appropriate execution of duties" (particulars set forth in Article 159 of the Corporate Calculation Regulations) pursuant to "Quality control standards regarding audits" (Business Accounting Council, October 28, 2005), etc., and requested explanations when necessary. In accordance with the methods mentioned above, we have examined the financial statements (the balance sheet, statement of income, statement of changes in net assets and accompanying footnotes) and the supplementary statements thereto, and the consolidated financial statements (the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and accompanying footnotes) for the relevant fiscal year.

2. Results of Audit

(1) Results of Audit on Business Reports etc.

(i) The business report and supplementary statements thereto present fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company.

(ii) There has been neither unfair conduct nor material breach of laws and regulations and Articles of Incorporation of the Company in connection with the exercise of duties of the Directors.

(iii) The content of resolution of the Board of Directors concerning the internal control system is due and proper. In addition, no matters regarding the exercise of duties of the Directors are required to be pointed out.

(2) Results of Audit on Financial Statements and Supplementary Statements Thereto

The methods and results of the audit by the Accounting Auditors, Shin Nihon & Co., are due and proper.

(3) Results of Audit on Consolidated Financial Statements

The methods and results of the audit by the Accounting Auditors, Shin Nihon & Co., are due and proper.

May 10, 2007

Board of Corporate Auditors
Nomura Research Institute, Ltd.

Hironobu Goto (Seal)
Full-time Corporate Auditor

Ryoichi Kobayashi (Seal)
Full-time Corporate Auditor

Masato Tanaka (Seal)
Full-time Outside Corporate Auditor

Hiroshi Izumitani (Seal)
Outside Corporate Auditor

Sosuke Yasuda (Seal)
Outside Corporate Auditor

REFERENCE MATERIALS OF GENERAL MEETING OF SHAREHOLDERS

Agendum No. 1: Election of 11 Directors

Names and brief personal histories of the candidates and numbers of the Company's shares owned by such candidates are mentioned.

Agendum No. 2: Election of 2 Corporate Auditors

Names and brief personal histories of the candidates and numbers of the Company's shares owned by such candidates are mentioned.

Procedures for Exercise of Voting Rights via Internet

Procedures for exercise of voting rights through Internet are mentioned.

[Translation]

June 22, 2007

To whom it may concern

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Allocation of Stock Options (Stock Acquisition Rights)

Notice is hereby provided that the Board of Directors of the Company, at its meeting held today, resolved the issuance of stock acquisition rights as stock options, the details of which is as described below.

Contents

1. Reasons for Allocation of Stock Acquisition Rights as Stock Options

In order to strengthen the motivation and morale to improve business results as well as to promote the positions of talented personnel, stock acquisition rights as stock options will be allocated to the Directors, Executive Officers and Employees (treated as officers) of the Company as well as the Directors of the Company's subsidiaries.

The details of the stock options are "Nomura Research Institute, Ltd. Stock Acquisition Rights - 8th Series (in which the amount to be paid upon exercise of stock acquisition rights is based on the market price)" and "Nomura Research Institute, Ltd. Stock Acquisition Rights - 9th Series (in which the amount to be paid upon exercise of stock acquisition rights is set at one yen per share)" as described below.

2. Details of Nomura Research Institute, Ltd. Stock Acquisition Rights - 8th Series (in which the amount to be paid upon exercise of stock acquisition rights is based on the market price)

(1) Option Holders of Allocation of Stock Acquisition Rights, their Number and Number of Stock Acquisition Rights to be Allocated

4,225 stock acquisition rights will be allocated to 8 Directors of the Company, 29 Executive Officers and Employees (treated as officers), and 6 Directors of the Company's subsidiaries. In the event that the number of persons applied for subscription or the number of stock acquisition rights do not reach the above mentioned number, then the number of persons applied for subscription and the number of stock acquisition rights thereof shall be the number of stock acquisition rights to be allocated and the number of persons to receive allocations.

(2) Type and Number of Shares Subject to Stock Acquisition Rights

The number of shares to be issued upon exercise of one stock acquisition right (hereinafter the "Number of Subject Shares") shall be 100 shares of common stock of the Company.

Provided, however, that in the event that the Company undertakes a stock split or a reverse stock split of its shares of common stock, the Number of Subject Shares will be adjusted in accordance with the following formula and any fractions less than one share resulting from such adjustment will be disregarded.

$$\text{Number of Subject Shares After Adjustment} = \text{Number of Subject Shares Before Adjustment} \times \text{the Split (or Reverse Split) Ratio}$$

In addition to the above, in the event that the Company undertakes a gratis issue of shares or stock acquisition rights or otherwise, where an adjustment of the Number of Subject Shares shall be required, the Company shall undertake such adjustment as it deems necessary.

(3) Total Number of Stock Acquisition Rights

4,225.

The total number mentioned above is the number of shares expected to be allocated, and in the event that the total number of stock acquisition rights is reduced, such as there being no application for subscription thereof, then the total number of stock acquisition rights to be allocated shall be the total number of stock acquisition rights to be issued.

(4) Amount to be Paid for Stock Acquisition Rights

No money is required to be paid in exchange for the stock acquisition rights, and it will not be a specifically favorable condition to persons who will receive allocations.

(5) Amount of Assets to be Invested upon Exercise of Stock Acquisition Rights or Method of Calculation Thereof

Investment upon exercise of stock acquisition rights shall be made in cash, and such amount shall be the amount obtained by multiplying the amount to be paid per share (hereinafter the "Exercise Price") by the Number of Subject Shares.

The Exercise Price will be the higher of either the average of the closing prices of the common stock of the Company on the Tokyo Stock Exchange (regular way) on each day (but excluding days on which there was no closing price) of the month immediately preceding the month in which the stock acquisition rights were allotted (hereinafter the "Allocation Date"), multiplied by 1.05, with fractions of one yen rounded upward; or the closing price on the Allocation Date (if there is no closing price on said day, then the closing price on the nearest preceding day).

In the event that the Company undertakes a stock split or a reverse stock split of its shares of common stock, the Exercise Price will be adjusted in accordance with the following formula and any amounts less than one yen resulting from such adjustment will be rounded upward.

$$\text{Exercise Price After Adjustment} = \text{Exercise Price Before Adjustment} \times \frac{1}{\text{the Split (or Reverse Split) Ratio}}$$

In the event that the Company offers its shares of common stock which it issues or its own shares of common stock which it disposes to any subscriber at a favorable amount paid per share, the Exercise Price shall be adjusted in accordance with the following formula and any amounts less than one yen resulting from such adjustment will be rounded upward.

$$\text{Exercise Price After Adjustment} = \text{Exercise Price Before Adjustment} \times \frac{\text{Number of Issued Shares} + \dfrac{\text{Number of Newly-issued Shares} \times \text{Amount paid per share}}{\text{Market price per share}}}{\text{Number of Issued Shares} + \text{Number of Newly-issued Shares}}$$

In the above formula, the "Number of Issued Shares" means the total number of shares of common stock of the Company already issued excluding those held by the Company and, in case of disposal of treasury stock, "Number of Newly-issued Shares" shall be read as "Number of Treasury Stock Disposed".

In addition to the above, in the event that the Company undertakes a gratis issue of shares or stock acquisition rights or otherwise, where an adjustment of the Exercise Price shall be required, the Company shall undertake such adjustment as it deems necessary.

(6) Period for Exercise of Stock Acquisition Rights

From July 1, 2010 to June 30, 2014.

(7) Terms and Conditions of Exercise of Stock Acquisition Rights

(a) Persons who received allocation of stock acquisition rights (hereinafter the "Option Holder") must, at the time of the exercise of stock acquisition rights, be Directors, Corporate Vice Presidents, Auditors, Executive Officers, Executive Fellows, Senior Advisor, Counsel, Chief Counselor, Participant

(or any other equivalent positions thereto) or Employees of the Company or its subsidiaries (hereinafter collectively the "Prerequisite Position").

(b) Notwithstanding (a) above, in the event that the Option Holder loses its Prerequisite Position, the Option Holder may exercise its stock acquisition rights only for the period of one year from the date on which the Option holder lost its Prerequisite Position or the commencement date of the period for exercise of stock acquisition rights set forth in (6) above (hereinafter the "Exercise Period"), whichever is later, but not after the expiration of the Exercise Period.

(c) In the event of death of an Option Holder, if the Option Holder had satisfied the condition set forth in (a) above or if the Option Holder had been able to exercise its stock acquisition rights pursuant to (b) above immediately prior to its death, its legal successor will succeed to the stock acquisition rights and be entitled to exercise such stock acquisition rights (such person shall hereinafter be referred to as the "Successor"); provided, however, that the Successor may exercise such stock acquisition rights (in case of (a)) for the period of one year from the date on which the Option holder passed away or the commencement date of the Exercise Period, whichever is later, but not after the expiration of the Exercise Period, or (in case of (b)) for the same period as for which the Option Holder had been able to exercise its stock acquisition rights pursuant to (b) above.

(d) In the event of death of a Successor, such Successor's legal successor may not exercise the stock acquisition rights.

(e) No stock acquisition rights may be exercised until the closing prices of the shares of common stock of the Company on the Tokyo Stock Exchange (regular way) are equal to or exceed the Exercise Price at that time, multiplied by 1.1, with fractions of one hundred yen rounded upward, for five consecutive trading days (but excluding days on which there was no closing price) from the Allocation Date to the exercise date of stock acquisition rights.

(f) The stock acquisition rights may not be exercised in more than three installments.

(8) Amount of Increase in Capital and Capital Reserve in the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

(a) The amount of increase in capital in the event of issuance of shares upon exercise of stock acquisition rights shall be one-half of the maximum amount of increase in capital calculated pursuant to Article 40, paragraph 1 of the Regulations on Corporate Accounts, with any fraction less than one yen being rounded up to the nearest yen.

(b) The amount of increase in capital reserve in the event of issuance of shares upon exercise of stock acquisition rights shall be the amount obtained by deducting the amount of increase in capital set forth in (a) above from the maximum amount of increase in capital set forth in (a) above.

(9) Matters Concerning Acquisition of Stock Acquisition Rights

(a) In the event that the Board of Directors of the Company resolves to convene the General Meeting of Shareholders for resolution of the matters set forth in (i) through (v) below (if a resolution at the General Meeting of Shareholders is not required, in the event that the Board of Directors resolves such matters), or in the event that convocation of such General Meeting of Shareholders is requested by a shareholder, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights for no consideration on such date.

(i) proposal for merger agreements in which the Company becomes the extinct company;

(ii) proposal for agreement or plan on a corporate split (*kyushu bunkatsu* or *shinsetsu bunkatsu*) in which the Company becomes the split company;

(iii) proposal for agreement or plan on a share exchange or a share transfer pursuant to which the Company becomes a wholly-owned subsidiary of another company;

(iv) proposal for an amendment to the Articles of Incorporation, providing that an approval by the Company will be necessary for acquisition of shares by transfer in respect of all shares to be issued by the Company; or

(v) proposal for an amendment to the Articles of Incorporation, providing that an approval by the Company will be necessary for acquisition of shares by transfer or that the Company may acquire class of shares in whole by a resolution of the General Meeting of Shareholders in respect of shares to be issued upon exercise of stock acquisition rights.

(b) In the event that a holder of stock acquisition rights becomes unable to exercise the stock acquisition rights as set forth in (7) above, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the relevant stock acquisition rights without consideration on such date.

(c) In the event that an Option Holder loses its Prerequisite Position, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights without consideration on such date.

(d) In the event that a holder of stock acquisition rights waives all or part of the stock acquisition rights, the Company will be entitled to acquire the relevant stock acquisition rights without consideration on such date.

(e) In addition to the foregoing items, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights without consideration on such date.

(10) Transfer Restriction of Stock Acquisition Rights

Any acquisition of stock acquisition rights by transfer requires the approval of the Board of Directors of the Company.

(11) Handling of Stock Acquisition Rights in Corporate Reorganization

In the event of a merger (limited to the case in which the Company becomes extinct), a corporate split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), a share exchange or a share transfer of the Company (hereinafter collectively the "Corporate Reorganization Event"), stock acquisition rights of a company surviving after a merger, a company to be established upon merger, a company which succeeds all or part of the rights and obligations that a company subject to corporate split (*kyushu bunkatsu*) owes in respect of its business, a company to be established upon a corporate split (*shinsetsu bunkatsu*), a company to acquire all of the issued shares of a company making a share exchange or a company to be established by a share transfer (hereinafter collectively the "Reorganizing Companies") shall be delivered to each holder of the stock acquisition rights outstanding at the time the Corporate Reorganization Event becomes effective (hereinafter the "Outstanding Stock Acquisition Rights") in accordance with the conditions set forth below. In such event, the Outstanding Stock Acquisition Rights shall become null and void, and the Reorganizing Companies shall deliver new stock acquisition rights, only if and when the delivery of stock acquisition rights of the Reorganizing Companies is stipulated in the relevant merger agreement, consolidation agreement, agreement of corporate split, plan for corporate split, share exchange agreement or share transfer plan in line with the following conditions.

(a) Number of stock acquisition rights of the Reorganizing Companies to be delivered:

The number of stock acquisition rights of the Reorganizing Companies shall be the same as that of Outstanding Stock Acquisition Rights.

(b) Type of shares of Reorganizing Companies to be issued upon exercise of stock acquisition rights:

Shares of common stock of the Reorganizing Companies.

(c) Number of shares of Reorganizing Companies to be issued upon exercise of stock acquisition rights:

The number of shares of Reorganizing Companies to be issued upon exercise of one stock acquisition right shall be determined pursuant to (2) above, taking into account the conditions of the Corporate Reorganization Event.

(d) Amount of assets to be invested upon exercise of stock acquisition rights or method of calculation thereof:

Investment upon exercise of stock acquisition rights shall be made in cash, and such amount shall be the amount obtained by multiplying the amount determined pursuant to the Exercise Price in (5) above, taking into account the conditions of the Corporate Reorganization Event, by the number of shares of Reorganizing Companies to be issued upon exercise of stock acquisition right determined in accordance with (c) above.

(e) Period for exercise of stock acquisition rights:

From the later of either the commencement date of the Exercise Period or the effective date of the Corporate Reorganization Event, up to the expiration of the Exercise Period.

(f) Matters concerning increase in capital and capital reserve in the event of issuance of shares upon exercise of stock acquisition rights:

To be determined pursuant to (8) above.

(g) Restriction on acquisition of stock acquisition rights by transfer:

Any transfer of stock acquisition rights requires the approval of the Reorganizing Companies.

(h) Terms and conditions of exercise of stock acquisition rights:

To be determined pursuant to (7) above.

(i) Acquisition clause for stock acquisition rights:

To be determined pursuant to (9) above.

(j) Arrangement for fractions of less than one share resulting from exercise of stock acquisition rights:

Fractions of less than one share of the shares to be delivered to holders of stock acquisition rights who exercised such stock acquisition rights shall be disregarded.

(12) Allocation Date of Stock Acquisition Rights

July 10, 2007.

(13) Handling in the Event of Issuance of Stock Acquisition Right Certificates

No Stock Acquisition Right Certificate shall be issued.

(14) Arrangement for Fractions of Less than One Share Resulting from Exercise of Stock Acquisition Rights

Fractions of less than one share of the shares to be delivered to holders of stock acquisition rights who exercised such stock acquisition rights shall be disregarded.

(15) Others

Other matters shall be determined by a resolution of the Board of Directors of the Company.

3. Details of Nomura Research Institute, Ltd. Stock Acquisition Rights - 9th Series (in which the amount to be paid upon exercise of stock acquisition rights is set at one yen per share)

(1) Option Holders of Allocation of Stock Acquisition Rights, their Number and Number of Stock Acquisition Rights to be Allocated

965 stock acquisition rights will be allocated to 8 Directors of the Company, 32 Executive Officers and Employees (treated as officers), and 6 Directors of the Company's subsidiaries. In the event that the number of persons applied for subscription or the number of stock acquisition rights do not reach the above mentioned number, then the number of persons applied for subscription and the number of stock acquisition rights thereof shall be the total number of stock acquisition rights to be allocated and the number of persons to receive allocations.

(2) Type and Number of Shares Subject to Stock Acquisition Rights

The number of shares to be issued upon exercise of one stock acquisition right (hereinafter the "Number of Subject Shares") shall be 100 shares of common stock of the Company.

Provided, however, that in the event that the Company undertakes a stock split or a reverse stock split of the shares of common stock, the Number of Subject Shares will be adjusted in accordance with the following formula and any fractions less than one share resulting from such adjustment will be disregarded.

$$\text{Number of Subject Shares After Adjustment} = \text{Number of Subject Shares Before Adjustment} \times \text{the Split (or Reverse Split) Ratio}$$

In addition to the above, in the event that the Company undertakes a gratis issue of shares or stock acquisition rights or otherwise, where an adjustment of the Number of Subject Shares shall be required, the Company shall undertake such adjustment as it deems necessary.

(3) Total Number of Stock Acquisition Rights

965.

The total number mentioned above is the number of shares expected to be allocated, and in the event that the total number of stock acquisition rights is reduced, such as there being no application for subscription thereof, then the total number of stock acquisition rights to be allocated shall be the total number of stock acquisition rights.

(4) Amount to be Paid for Stock Acquisition Rights

No money is required to be paid in exchange for the stock acquisition rights, and it will not be a specifically favorable condition to persons who will receive allocations.

(5) Amount of Assets to be Invested upon Exercise of Stock Acquisition Rights or Method of Calculation Thereof

Investment upon exercise of stock acquisition rights shall be made in cash, and such amount shall be the amount obtained by multiplying the amount to be paid per share, which is set at one yen, by the Number of Subject Shares.

(6) Period for Exercise of Stock Acquisition Rights

From July 1, 2008 to June 30, 2009.

(7) Terms and Conditions of Exercise of Stock Acquisition Rights

(a) Persons who received allocation of stock acquisition rights (hereinafter the "Option Holder") must, at the time of the exercise of stock acquisition rights, be Directors, Corporate Vice Presidents, Auditors, Executive Officers, Executive Fellows, Senior Advisor, Counsel, Chief Counselor, Participant (or any other equivalent positions thereto) or Employees of the Company or its subsidiaries (hereinafter collectively the "Prerequisite Position").

(b) Notwithstanding (a) above, in the event that the Option Holder loses its Prerequisite Position, the Option Holder may exercise its stock acquisition rights only for the period of one year from the date on which the Option

holder lost its Prerequisite Position or the commencement date of the period for exercise of stock acquisition rights set forth in (6) above (hereinafter the "Exercise Period"), whichever is later, but not after the expiration of the Exercise Period.

(c) In the event of death of an Option Holder, if the Option Holder had satisfied the condition set forth in (a) above or if the Option Holder had been able to exercise its stock acquisition rights pursuant to (b) above immediately prior to its death, its legal successor will succeed to the stock acquisition rights and be entitled to exercise such stock acquisition rights (such person shall hereinafter be referred to as the "Successor"); provided, however, that the Successor may exercise such stock acquisition rights (in case of (a)) for the period of one year from the date on which the Option holder passed away or the commencement date of the Exercise Period, whichever is later, but not after the expiration of the Exercise Period, or (in case of (b)) for the same period as for which the Option Holder had been able to exercise its stock acquisition rights pursuant to (b) above.

(d) In the event of death of a Successor, such Successor's legal successor may not exercise the stock acquisition rights.

(e) The stock acquisition rights may be exercised only once.

(8) Amount of Increase in Capital and Capital Reserve in the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

(a) The amount of increase in capital in the event of issuance of shares upon exercise of stock acquisition rights shall be one-half of the maximum amount of increase in capital calculated pursuant to Article 40, paragraph 1 of the Regulations on Corporate Accounts, with any fraction less than one yen being rounded up to the nearest yen.

(b) The amount of increase in capital reserve in the event of issuance of shares upon exercise of stock acquisition rights shall be the amount obtained by deducting the amount of increase in capital set forth in (a) above from the maximum amount of increase in capital set forth in (a) above.

(9) Matters Concerning Acquisition for Stock Acquisition Rights

(a) In the event that the Board of Directors of the Company resolves to convene the General Meeting of Shareholders for resolution of the matters set forth in (i) through (v) below, or in the event that convocation of such General Meeting of Shareholders is requested by a shareholder (if a resolution at the General Meeting of Shareholders is not required, in the event that the Board of Directors resolves such matters), when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights for no consideration on such date.

(i) proposal for merger agreements in which the Company becomes the extinct company;

(ii) proposal for agreement or plan on a corporate split (*kyushu bunkatsu* or *shinsetsu bunkatsu*) in which the Company becomes the split company;

(iii) proposal for agreement or plan on a share exchange or a share transfer pursuant to which the Company becomes a wholly-owned subsidiary of another company;

(iv) proposal for an amendment to the Articles of Incorporation, providing that an approval by the Company will be necessary for acquisition of shares by transfer in respect of all shares to be issued by the Company; or

(v) proposal for an amendment to the Articles of Incorporation, providing that an approval by the Company will be necessary for acquisition of shares by transfer or that the Company may acquire class of shares in whole by a resolution of the General Meeting of Shareholders in respect of shares to be issued upon exercise of stock acquisition rights.

(b) In the event that a holder of stock acquisition rights becomes unable to exercise the stock acquisition rights as set forth in (7) above, when the

Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the relevant stock acquisition rights without consideration on such date.

(c) In the event that an Option Holder loses its Prerequisite Position, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights without consideration on such date.

(d) In the event that a holder of stock acquisition rights waives all or part of the stock acquisition rights, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the relevant stock acquisition rights without consideration on such date.

(e) In addition to the foregoing items, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights without consideration on such date.

(10) Transfer Restriction of Stock Acquisition Rights

Any acquisition of stock acquisition rights by transfer requires the approval of the Board of Directors of the Company.

(11) Handling of Stock Acquisition Rights in Corporate Reorganization

In the event of a merger (limited to the case in which the Company becomes extinct), a corporate split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), a share exchange or a share transfer of the Company (hereinafter collectively the "Corporate Reorganization Event"), stock acquisition rights of a company surviving after a merger, a company to be established upon merger, a company which succeeds all or part of the rights and obligations that a company subject to corporate split (*kyushu bunkatsu*) owes in respect of its business, a company to be established upon a corporate split (*shinsetsu bunkatsu*), a company to acquire all of the issued shares of a company making a share exchange or a company to be established by a share transfer (hereinafter collectively the "Reorganizing Companies") shall be delivered to each holder of the stock acquisition rights outstanding at the time the Corporate Reorganization Event becomes effective (hereinafter the "Outstanding Stock Acquisition Rights") in

accordance with the conditions set forth below. In such event, the Outstanding Stock Acquisition Rights shall become null and void, and the Reorganizing Companies shall deliver new stock acquisition rights, only if and when the delivery of stock acquisition rights of the Reorganizing Companies is stipulated in the relevant merger agreement, consolidation agreement, agreement of corporate split, plan for corporate split, share exchange agreement or share transfer plan in line with the following conditions.

(a) Number of stock acquisition rights of the Reorganizing Companies to be delivered:

The number of stock acquisition rights of the Reorganizing Companies shall be the same as that of Outstanding Stock Acquisition Rights.

(b) Type of shares of Reorganizing Companies to be issued upon exercise of stock acquisition rights:

Shares of common stock of the Reorganizing Companies.

(c) Number of shares of Reorganizing Companies to be issued upon exercise of stock acquisition rights:

The number of shares of Reorganizing Companies to be issued upon exercise of one stock acquisition right shall be determined pursuant to (2) above, taking into account the conditions of the Corporate Reorganization Event.

(d) Amount of assets to be invested upon exercise of stock acquisition rights or method of calculation thereof:

Investment upon exercise of stock acquisition rights shall be made in cash, and such amount shall be the amount obtained by multiplying the amount to be paid upon exercise of stock acquisition rights, which is set at one yen per share, by the number of shares of Reorganizing Companies to be issued upon exercise of stock acquisition right determined in accordance with (c) above.

(e) Period for exercise of stock acquisition rights:

From the later of either the commencement date of the Exercise Period or the effective date of the Corporate Reorganization Event, up to the expiration of the Exercise Period.

(f) Matters concerning increase in capital and capital reserve in the event of issuance of shares upon exercise of stock acquisition rights:

To be determined pursuant to (8) above.

(g) Restriction on acquisition of stock acquisition rights by transfer:

Any transfer of stock acquisition rights requires the approval of the Reorganizing Companies.

(h) Terms and conditions of exercise of stock acquisition rights:

To be determined pursuant to (7) above.

(i) Acquisition clause for stock acquisition rights:

To be determined pursuant to (9) above.

(j) Arrangement for fractions of less than one share resulting from exercise of stock acquisition rights:

Fractions of less than one share of the shares to be delivered to holders of stock acquisition rights who exercised such stock acquisition rights shall be disregarded.

(12) Allocation Date of Stock Acquisition Rights

July 10, 2007

(13) Handling in the Event of Issuance of Stock Acquisition Right Certificates

No Stock Acquisition Right Certificate shall be issued.

(14) Arrangement for Fractions of Less than One Share Resulting from Exercise of Stock Acquisition Rights

Fractions of less than one share of the shares to be delivered to holders of stock acquisition rights who exercised such stock acquisition rights shall be disregarded.

(15) Others

Other matters shall be determined by a resolution of the Board of Directors of the Company.

[Contact]

Mr. Ueoka
Investor Relations Office
Tel: 03-6660-8390
E-mail: ir@nri.co.jp

[Translation]

June 25, 2007

To whom it may concern:

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Items Concerning Parent Companies

This is to advise you of the items concerning parent companies of the Company as set forth below:

1. Corporate Name and Other Information of the Parent Companies

(As of March 31, 2007)

Parent Company	Attribute	Percentage of Voting Rights held by the Parent Company	Stock Exchanges on which the Shares of the Parent Company are Listed
Nomura Holdings, Inc.	Other company, in case the listed company is an affiliate of other company	36.9% (30.5%)	Tokyo Stock Exchange Osaka Securities Exchange Nagoya Stock Exchange Singapore Exchange New York Stock Exchange
Nomura Asset Management Co., Ltd.	Other company, in case the listed company is an affiliate of other company	21.3%	N/A

(Note) Ratio of indirect shareholding by the parent company is shown in parentheses in the column "Percentage of Voting Rights held by the Parent Company".

Nomura Holdings, Inc. and Nomura Asset Management Co., Ltd. are "other related companies" of the Company.

2. Corporate Name of the Parent Company deemed to have Most Impact on the Listed Company and Reason thereof.

(Corporate Name) Nomura Holdings, Inc.

(Reason) Nomura Holdings, Inc. is a wholly owning parent company of Nomura Asset Management Co., Ltd. It holds 36.9% voting rights of the Company (including 30.5% indirect holding, 21.3% of which is holding through Nomura Asset Management Co., Ltd.). For this reason, Nomura Holdings, Inc. is a company

within the group which holds shares of the Company, holding more voting rights of the Company including indirect holding, and its affiliates (JAFCO Co., Ltd., etc.) also hold 8.0% voting rights of the Company.

3. Position of the Listed Company in the Corporate Group consisting of Parent Companies and its Relationship with other Listed Companies and Parent Companies

Nomura Holdings, Inc. holds 36.9% voting rights (including 30.5% indirect holding) of the Company.

Nomura Holdings, Inc. and its subsidiaries are important clients accounting for over 30% of the Company's sales amount. Changes in financial condition and revisions, etc. in information system strategies made by Nomura Holdings, Inc. and its subsdiaries may have significant impacts on the performance of the Company group. Furthermore, in order to maintain a continuous and stable transaction relationship, 59 employees of the Company group are temporarily being transferred to Nomura Holdings, Inc. and its subsidiaries. With respect to the business transactions between Nomura Holdings, Inc. and its subsidiaries, transaction conditions are determined for each transaction upon individual negotiation. Besides, in terms of transactions it is fundamentally set that the transactions other than business transactions shall have the same conditions as those applied for general companies.

With repect to personnel relations, a Director of the Company is concurrently serving as an officer (Outside Director in a company with committees) at a subsidiary of Nomura Holdings, Inc. In addition, a Director and two Statutory Auditors among officers of the Company are ex-officers of Nomura Holdings, Inc. and its subsidiaries. Such officers are appointed by the Company as human resources having wide-ranging knowledge and experiences in business fields demanded by the Company.

4. Items Concerning Transactions with the Parent Companies

Please refer to the "Transactions between Related Parties" of "Financial Statements for Fiscal Year ended March 2007", published on April 26, 2007.

[Contact]

Mr. Ueoka
Investor Relations Office
Tel: 03-6660-8390
E-mail: ir@nri.co.jp

[Translation]

Written Confirmation Regarding the Appropriateness and Accuracy of an Annual Securities Report

June 25, 2007

To: Mr. Atsushi Saito
President & CEO
Tokyo Stock Exchange, Inc.

Address of Main Office:
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Company Name:
Nomura Research Institute, Ltd.
(TSE First Section Ticker Code No. 4307)
Title of Representative:
President, CEO & COO
Name (Signature) of Representative:
Akihisa Fujinuma

I acknowledge that the Annual Securities Report of the 42nd fiscal year from April 1, 2006 to March 31, 2007 is in conformity with the applicable laws and regulations such as the "Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc.", "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Financial Statements" and "Regulations Concerning Terms, Forms and Preparation Method of Non-Consolidated Financial Statements, Etc.", and that there are no false statements contained in such Annual Securities Report as of the filing date.

The reasons for the above acknowledgement are as follows:

1. I have confirmed that work responsibilities and divisions responsible for the preparation of financial statements, etc. were specified and appropriate operation system had been established in each division responsible.

2. I have confirmed that a system to discuss and report material management information, etc. at the meetings of the Board of Directors and management committee has been consolidated.

3. I have confirmed that the appropriateness and accuracy of the Annual Securities Report had been confirmed by the information disclosure meeting established for the purpose

of improving the credibility of Annual Securities Reports, etc., and the contents thereof had been reported to the Board of Directors and the management committee.

4. I have confirmed that nothing material had been pointed out in the audit report of the independent auditors regarding disclosed information relevant to the financial statements.

[Translation]

Outline of Corporate Structure and Procedures with regards to Timely Disclosure (Document attached to Written Oath Regarding Timely Disclosure)

June 25, 2007

Nomura Research Institute, Ltd.
(TSE First Section Ticker Code No. 4307)

The corporate structure and procedures of the Company with regards to timely disclosure of corporate information are as follows:

1. Basic approach to disclosure

The Company, at all times, conducts prompt, accurate and fair disclosure of information required by the laws and regulations and the regulations of the Tokyo Stock Exchange and information that may be useful for investors in gaining accurate understanding of the NRI Group, comprising the Company and its subsidiaries, and thus strives to contribute to ensuring fair and smooth circulation of securities.

2. Corporate structure and procedures with regards to timely disclosure of corporate information

The Company has stipulated regulations and departments responsible concerning control and disclosure of information. In particular, the Company intends to further improve reliability by verifying at the Disclosure Council to the effect that there is no untrue statement in the preparation process and contents with regards to material information related to settlement of accounts. The Company also conducts relevant in-house trainings, etc. to raise the awareness of the officers and employees on disclosure of corporate information.

The details of the development in the corporate structure and procedures are described below.

(1) Corporate structure and procedures regarding control and disclosure of material corporate information

In accordance with the regulations, the officers and employees of the NRI Group are required to promptly report the material corporate information to the General Director of Information Control, and the Company regulates the transmission of such information strictly.

Furthermore, in order to allow the control and disclosure procedure to function efficiently, the Company stipulates the persons responsible and their roles as follows:

(i) General Director of Information Control

General Director of Information Control has the overall responsibility for the control and disclosure of material corporate information and is appointed at the meeting of the Board of Directors. General Director of Information Control gives instructions on necessary measures, etc. as well as developing the structure and procedures regarding control of information in the NRI Group. A Representative Director and Executive Vice President controlling Administration Department bears such responsibility and also serves as "Corporate Information Handling Officer" pursuant to the regulations stipulated by the Tokyo Stock Exchange.

(ii) Director of Information Disclosure

Director of Information Disclosure is responsible for the performance of duty to disclose corporate details of the NRI Group pursuant to the laws and regulations, etc. An officer in charge of finance bears such responsibility and serves as a chairman of the Disclosure Council.

(iii) Director of Public Relations

Director of Public Relations is responsible for public relations activities involved in disclosure of corporate details of the NRI Group, and an officer in charge of public relations bears such responsibility.

(2) Disclosure procedure of corporate information

Material corporate information is disclosed by the Director of Information Disclosure in accordance with the procedures prescribed by the laws and regulations, etc. as soon as practicable, after consultation with the President, CEO & COO and the General Director of Information Control and others. Furthermore, press release is issued from time to time under the responsibility of the Director of Public Relations. The Director of Information Disclosure ensures accuracy and consistency of the content of disclosure in the press release by verifying it in advance.

Disclosure measures such as TDnet (Timely Disclosure Network, a timely disclosure transmission system of the Tokyo Stock Exchange) and EDINET (Electronic Disclosure for Investors' Network, an electronic disclosure system regarding disclosure documents, such as annual securities reports, prepared in accordance with the Securities and Exchange Law) are utilized effectively. Furthermore, the Company strives to provide disclosed information to investors widely by promptly disclosing such information on the Company's website.

(3) Verification and disclosure procedure of information related to settlement of accounts

Information related to settlement of accounts, such as financial statements and others, annual securities reports and annual releases are considered and checked by the Finance Division, which is responsible for the preparation of such disclosure documents, with each relevant division in the head office organization to ensure accuracy and consistency thereof. Material information related to settlement of accounts is verified at the Disclosure Council and is disclosed

upon approval at the meeting of the Board of Directors.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report of Change in Substantial Shareholding

Reports of Change in Substantial Shareholding concerning change in shareholding ratio of the Company with respect to shares of NETMARKS Inc. and Argo 21 Corporation have been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on June 4, 2007 and June 18, 2007, respectively. A report of change in substantial shareholding is required under the Securities and Exchange Law to be filed with the relevant Local Finance Bureau in connection with any change in substantial shareholding by a Japanese company. Such report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.

Extraordinary Report

An Extraordinary Report dated June 22, 2007 regarding the issuance of stock acquisition rights as stock options, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and paragraph 2-2-2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc. has been submitted to the Director of the Kanto Local Finance Bureau through EDINET. The extraordinary report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.

Annual Securities Report

The Annual Securities Report for the 42nd fiscal year (from April 1, 2006 through March 31, 2007) prepared in accordance with paragraph 1 of Article 24 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET on June 25, 2007 and sets for the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
  1. Changes in principal indicators of business operations, etc.
  2. Brief history of the company
  3. Substance of business
  4. Related companies

5. Employees

II. Business operations

1. Summary of results of operations, etc.
2. Production, orders received and sales
3. Material business issues to be dealt with
4. Risks of business operations
5. Contracts material to operation of business
6. Research and development activities
7. Analysis of financial position and results of operations

III. Conditions of facilities

1. Outline of capital expenditures, etc.
2. Conditions of principal facilities
3. Plans for establishment, disposal, etc. of facilities

IV. State of the company

1. Information concerning shares, etc.
2. Acquisition, etc. of treasury stock
3. Dividend policy
4. Changes in share price
5. Officers
6. Corporate Governance

V. Financial condition

1. Consolidated financial statements, etc.
2. Non-consolidated financial statements, etc.

VI. Outline of share handling matters

VII. Information for reference

1. Information of the parent company
2. Other information

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Audit Reports

The annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.

File No. 82-34673

[Summary Translation]

June 22, 2007

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Japan

Akihisa Fujinuma
President, CEO & COO

Notice of Resolutions of the 42nd Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 42nd Ordinary General Meeting of Shareholders held today, reports and resolutions were made as described below.

Particulars

Matters reported: Presentation of the content of business report and consolidated and non-consolidated financial statements for fiscal year 2006 from April 1, 2006 through March 31, 2007, and report on results of audit of consolidated financial statements by the accounting auditors and the Board of Corporate Auditors.

Reported.

Matters resolved:

Agendum No. 1: Election of 11 Directors

Approved as proposed.

Agendum No. 2: Election of 2 Corporate Auditors

Approved as proposed.

END